

May 12, 2011

Donald L. Barnes
Chief Executive Officer
Presidential Life Corporation
69 Lydecker Street
Nyack, NY

> **Re:** **Presidential Life Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **File No. 000-05486**

Dear Mr. Barnes:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 28

1. Please revise to correct the formatting in the Balance Sheet table so that the amounts are included in the appropriate heading. Similarly, please correct other tables in the filing for any formatting issues, such as the effects of the restatement on page 32 on shareholders' equity.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
1.D.Investments, page F-8

2. Please tell us why your impairment policy for all equity investments including your investments in limited partnerships herein and on page 50 is inconsistent with the impairment policy included on page 3 of your March 23, 2011 response letter.

3. Please refer to your restatement disclosed in your Item 4.02 8-K filed on May 10, 2011 and tell us why you failed to analyze your limited partnership investments for other-than-temporary impairment.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 54

4. You state in your Management's Report on Internal Control over Financial Reporting that "Based on this evaluation, and as a result of the material weakness in internal control over financial reporting described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2010. In light of this conclusion, please tell us how you concluded that your disclosure controls and procedures were effective as of December 31, 2010. Please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Item 15. Financial Statements
Notes To Consolidated Financial Statements
2. Investments

Limited Partnerships, page F-22

5. Please clarify in the filing your accounting treatment for contributions made to the limited partnerships, distinguishing between contributions made to equity method and fair value method investments in limited partnerships. If contributions are made to fair value method investments in limited partnerships, please tell us why the contributions are not considered an indication of having more than virtually no influence and thus requiring equity method accounting.

6. Please clarify in the filing the nature of the distributions line item that affects the limited partnership balance. Clarify that these distributions relate solely to the distributions from the equity method limited partnerships. If that is the case, tell us why the amount appears high relative to the equity method limited partnership interest on the balance sheet. If some of the distributions relate to the limited partnerships accounted for under the fair value, please tell us why. Also, please tell us why the distributions on the restated Statements of Cash Flows increased for the year ended December 31, 2008 and decreased for the year ended December 31, 2009 as shown on page F-45.

7. Please clarify in the filing what dividends paid on limited partnerships represent and state your accounting policy distinguishing between equity method and fair value method investment in limited partnerships.

8. Notwithstanding the above, please separately disclose the components of the change in limited partnership balance for equity method limited partnerships and fair value limited partnerships.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant